UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year end  December 31, 1996
                         -------------------------------------------


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______ Commission file number
____________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          OUTBACK STEAKHOUSE OF FLORIDA, INC.
          SALARIED EMPLOYEES 401(k) PLAN AND TRUST


          Financial Statements and Supplemental Schedules as of and for the Years Ended December 31, 1996 and 1995 and Independent Auditors' Report

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST


TABLE OF CONTENTS
__________________________________________________________________________
                                                                       Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995:

 Statements of Net Assets Available for Benefits                        2

 Statements of Changes in Net Assets Available for Benefits             3

 Notes to Financial Statements                                          4

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996:

 Item 27a - Schedule of Assets Held for Investment Purposes             9

 Item 27d - Schedule of Reportable Transactions                        10

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                           DELOITTE & TOUCHE LLP
                       Certified Public Accountants
                   201 East Kennedy Boulevard, Suite 1200
                         Tampa, Florida 33602-5821
                               (813) 273-8300

INDEPENDENT AUDITORS' REPORT

To the Participants of the
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Outback Steakhouse of Florida, Inc. Salaried Employees 401(k) Plan and Trust (the "Plan") as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Tampa, Florida
June 27, 1997



OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
___________________________________________________________________________

ASSETS                                               1996        1995

INVESTMENTS AT FAIR VALUE:
  Mutual Funds                                   $2,625,829   $1,204,488
  Outback Stock Fund                              1,106,479      900,812
  Money Market Fund                                 338,295      230,035
  Loans to Participants                             275,579       97,553
                                                 __________   __________

NET ASSETS AVAILABLE FOR BENEFITS                $4,346,182   $2,432,888
                                                 ==========   ==========









See notes to financial statements.

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
___________________________________________________________________________
                                                     1996        1995
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
  ATTRIBUTED TO:

Investment income:
  Interest and dividend income                   $   98,608   $   41,886
  Net appreciation in fair value of investments       2,333      301,317
                                                 ----------   ----------
     Total investment income                        100,941      343,203
                                                 ----------   ----------

Contributions:
  Participants'                                   1,798,124    1,149,739
  Participants' rollovers                           176,413      252,495
                                                  ---------    ---------
     Total contributions                          1,974,537    1,402,234
                                                  --------     ---------
TOTAL ADDITIONS                                   2,075,478    1,745,437
                                                  ---------    ---------
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO:

  Benefits paid to participants                     141,473       28,616
  Administrative expenses                            20,711       23,721
                                                 ----------   ----------
TOTAL DEDUCTIONS                                    162,184       52,337
                                                 ----------   ----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS 1,913,294    1,693,100

NET ASSETS AVAILABLE FOR BENEFITS:

  BEGINNING OF YEAR                               2,432,888      739,788
                                                 ----------   ----------
  END OF YEAR                                    $4,346,182   $2,432,888
                                                 ==========   ==========

See notes to financial statements.

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------
1. DESCRIPTION OF THE PLAN
The following description of the Outback Steakhouse of Florida, Inc. Salaried Employees 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan established by Outback Steakhouse of Florida Inc. (the "Company") as of January 1, 1994. The Plan covers eligible salaried employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The trustee of the Plan is Investors Fiduciary Trust Company (the "Trustee").

     Eligibility - Salaried employees, excluding highly compensated, union and leased employees, who have reached the age of 18, are eligible to participate in the Plan.

     Contributions - Participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage at anytime. Contributions to the plan are limited by any contributions made to a participant's Employer Stock Option Plan Account.
     Participants are permitted to make rollover contributions and/or transfer assets directly to the Plan from other qualified plans. Contributions of nonperiodic deferrals such as bonuses may also be made subject to limitations of the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code. The Company may contribute additional amounts at the option of the Company's board of directors. No contributions were made by the Company during the years ended December 31, 1996 and 1995.

     Vesting - Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company's discretionary contribution, plus actual earnings thereon, is based on years of credited service. A participant is not vested in any employer contributions until they have achieved five years of credited service to the Company, at which time they will be 100 percent vested.

     Participant Accounts - Each participant's account is credited with the participant's contributions, a pro-rata share of Plan earnings and any employer contributions. Plan earnings are allocated based upon the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Forfeitures - Forfeitures are allocated to participants as additional employer contributions.

     Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to have his or her benefits paid in the form of a lump sum cash payment. In addition, under very limited circumstances, a participant may receive a financial hardship distribution. A maximum of four such withdrawals are permitted annually. At December 31, 1996 and 1995, there were no benefits due to
     participants.                   4
     Participant Loans - Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000. Such loans are collateralized by each respective participant's account and interest and principal payments are credited to the participant's account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years. The interest for loans will be determined as of the first day of each calendar quarter and will be at an interest rate commensurate with local prevailing rates determined by the Trustee.

     Plan Termination - Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Administrative Expenses - All expenses incurred in connection with the Plan's administration are paid by the Plan.

     Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

     Investments - Investments in mutual funds and Company stock are recorded on the trade date and carried at their quoted market value. The money market fund is recorded at cost, which approximates fair value.

     Payment of Benefits - Benefits are recorded when paid.

3.   INVESTMENTS

     The Trustee invests all contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Trustee has custody of all assets in the funds.

Market value at December 31, 1996 and 1995 of those investments that represent 5% or more of the Plan's net assets as of the end of each respective Plan year is as follows:


                                                     1996        1995
Investments at fair value as determined by quoted
  market prices:
  Mutual Funds:
    Fidelity Balanced Fund                       $  531,066   $  257,174
    Janis Fund                                    1,154,730      491,983
    T. Rowe Price International Fund                940,033      455,331

  Outback Stock Fund                              1,106,479      900,812

  Investment at estimated fair value:
    Money Market - Invesco Stable Value Fund        338,295      230,035

    Other                                           275,579       97,553
                                                 ----------   ----------

    Total Investments                            $4,346,182   $2,432,888
                                                 ==========   ==========

The Plan's investments (including investments bought and sold as well as held during the year) appreciated in value by $2,333 and $301,317 in the aggregate during the years ended December 31, 1996 and 1995, respectively, as shown below.

                                                  Year Ended December 31
                                                     1996        1995

Net change in fair value of investments:
  Mutual funds                                    $  209,842  $   96,814
  Outback stock fund                                (207,509)    204,503
                                                  ----------  ----------
Net appreciation                                  $    2,333  $  301,317
                                                  ==========  ==========

4.  SCHEDULE OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY SEPARATE FUND:

                                                            Year Ended December 31, 1996
                                   Fidelity             T. Rowe Price   Outback     Invesco
                                   Balanced    Janus    International    Stock     Stable Value  Participant
                                    Fund       Fund       Fund           Fund         Fund         Loans      TOTAL
ADDITIONS TO NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO:

Investment income:
 Interest and dividend income      $ 19,439  $   37,592    $ 12,533   $     762     $ 16,756    $ 11,526   $   98,608
 Net appreciation (depreciation)
    in fair value of investments     24,848      96,005      88,989    (207,509)                                2,333
                                   --------     -------    --------     -------     --------    --------   ----------

    Total investment income (loss)   44,287     133,597     101,522    (206,747)      16,756      11,526      100,941
                                   --------     -------    --------     -------     --------    --------   ----------
Contributions:
 Participants'                      259,142     472,425     415,635     488,049      162,873                1,798,124
 Participants' rollovers              4,595      49,525       1,050     118,068        3,175                  176,413
                                   --------    --------    --------     -------     --------    --------   ----------

    Total contributions             263,737     521,950     416,685     606,117      166,048                1,974,537
                                   --------    --------    --------     -------     --------    --------   ----------
 TOTAL ADDITIONS                    308,024     655,547     518,207     399,370      182,804      11,526    2,075,478
                                   --------    --------    --------     -------     --------    --------   ----------
DEDUCTIONS FROM NET ASSETS AVAILABLE
 FOR BENEFITS ATTRIBUTED TO:

 Benefits paid to participants       20,068      31,860      25,309      37,987       14,003      12,246      141,473
 Administrative expenses              2,762       5,157       4,247       5,439        3,106                   20,711
                                   --------     -------    --------    --------     --------    --------   ----------
 TOTAL DEDUCTIONS                    22,830      37,017      29,556      43,426       17,109      12,246      162,184
                                   --------     -------    --------    --------     --------    --------   ----------
 TRANSFERS                          (11,302)     44,217      (3,949)   (150,277)     (57,435)    178,746
                                   --------     -------    --------    --------     --------    --------   ----------
 NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS           273,892     662,747     484,702     205,667      108,260     178,026    1,913,294

 NET ASSETS AVAILABLE FOR BENEFITS:

   BEGINNING OF YEAR                257,174     491,983     455,331     900,812      230,035      97,553    2,432,888
                                 ----------    --------  ----------    --------     --------    --------   ----------
   END OF YEAR                     $531,066  $1,154,730    $940,033  $1,106,479     $338,295    $275,579   $4,346,182
                                 ==========  ==========  ==========   =========     ========    ========   ==========
                                                          7

                                                     Year Ended December 31, 1995
                                    Fidelity            T. Rowe Price Outback     Invesco
                                    Balanced     Janus  International  Stock   Stable Value Participant
                                      Fund       Fund       Fund       Fund        Fund        Loans     TOTAL
   ADDITIONS TO NET ASSETS AVAILABLE
     FOR BENEFITS ATTRIBUTED TO:

   Investment income:
    Interest and dividend income    $  7,559   $ 15,454   $  6,402              $  9,280    $ 3,191   $   41,886
    Net appreciation in fair value
         of investments               14,532     52,441     29,841   $204,503                            301,317
                                    --------   --------   --------   --------   --------    -------   ----------
      Total investment income         22,091     67,895     36,243    204,503      9,280      3,191      343,203
                                    --------   --------   --------   --------   --------    -------   ----------
   Contributions:
    Participants'                    156,430    260,564    257,924    378,249     96,572               1,149,739
    Participants' rollovers           30,206     26,036     47,068    112,887     36,298                 252,495
                                    --------   --------   --------   --------   --------    -------   ----------
      Total contributions            186,636    286,600    304,992    491,136    132,870               1,402,234
                                    --------   --------   --------   --------   --------    -------   ----------
   TOTAL ADDITIONS                   208,727    354,495    341,235    695,639    142,150      3,191    1,745,437
                                    --------   --------   --------   --------   --------    -------   ----------
   DEDUCTIONS FROM NET ASSETS AVAILABLE
   FOR BENEFITS ATTRIBUTED TO:

   Benefits paid to participants       5,273      4,294      5,464      6,987      6,598                  28,616
   Administrative expenses             3,016      5,214      4,755      7,773      2,963                  23,721
                                    --------   --------   --------   --------   --------    -------   ----------
   TOTAL DEDUCTIONS                    8,289      9,508     10,219     14,760      9,561                  52,337
                                    --------   --------   --------   --------   --------    -------   ----------
   TRANSFERS                         (13,845)    14,519    (32,848)    22,545    (72,726)    82,355
                                    --------   --------   --------   --------   --------    -------   ----------
   NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                      186,593    359,506    298,168    703,424     59,863     85,546    1,693,100

   NET ASSETS AVAILABLE FOR BENEFITS:

   BEGINNING OF YEAR                  70,581    132,477    157,163    197,388    170,172     12,007      739,788
                                    --------   --------   --------   --------   --------    -------   ----------
   END OF YEAR                      $257,174   $491,983   $455,331   $900,812   $230,035    $97,553   $2,432,888
                                    ========   ========   ========   ========   ========    =======   ==========
                                                8
OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
----------------------------------------------------------------------------

Party in                               Description of
Interest  Description of Asset         Investment        Cost    Current Value
--------  ---------------------        --------------   ------   -------------

Yes   Outback Stock Fund               Common Stock    $1,177,934  $1,106,479
No    Invesco Stable Value Fund        Money market       338,296     338,295
No    Fidelity Balanced Fund           Pooled mutual      502,235     531,066
No    Janis Fund                       Pooled mutual    1,152,169   1,154,730
No    T. Rowe Price International Fund Pooled mutual      870,292     940,033
      Loans to Participants          1-5 years, 7.25% -   275,579     275,579
                                      9% interest rate


Employer Identification Number:       59-3061413
                                      ----------
Plan Number:                                 002
                                      ----------



















OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
----------------------------------------------------------------------------

                                                                                             Current Value
                                                                                              of Asset on
                                                           Purchase      Sales   Cost of      Transaction    Gain/
Identity of Party Involved       Description of Asset        Price       Price     Asset         Date       (Loss)

Series of transactions -

Investors Fiduciary Trust Company    Outback Stock Fund    $ 781,317            $ 781,317    $  781,317
                                                                      $ 368,760   330,751       368,760     $  38,009

Investors Fiduciary Trust Company    Fidelity Balanced Fund  351,256              351,256       351,256
                                                                        101,057    93,627       101,057         7,430

Investors Fiduciary Trust Company    Janus Fund              814,645              814,645       814,645
                                                                        151,350   115,108       151,350        36,242

Investors Fiduciary Trust Company    T. Rowe Price
                                     International Fund      579,712              579,712       579,712
                                                                        169,558   151,030       151,030        18,528
Investors Fiduciary Trust Company    Invesco Stable Value
                                     Fund                    266,375              266,375       266,375
                                                                        155,884   155,884       155,884          -

Employer Identification Number:       59-3061413
                                      __________
Plan Number:                                 002
                                      __________

                              SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PLAN ADMINISTRATOR

                                  OUTBACK STEAKHOUSE OF FLORIDA, INC.


                                  By:  /s/ Chris T. Sullivan
                                       Chris T. Sullivan, Chairman

Dated:  July 11, 1997